Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Jaws Mustang Acquisition Corporation (ROC #367210) (the "Company")

TAKE NOTICE that by minutes of an extraordinary general meeting of the Company held 2 February 2024, the following special resolutions were passed:

Proposal No. 1—The Extension Amendment Proposal—RESOLVED, as a special resolution that:

(a)	Article 49.7 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of: (i) March 4, 2024 (or February 4, 2025, if applicable under the provisions of this Article 49.7), or (ii) such later time as the Members may approve in accordance with the Articles, the Company shall: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within thirty-seven months from the closing of the IPO, the Company may, without another vote of the Members, elect to extend the date to consummate the Business Combination on a monthly basis for up to eleven times by an additional one month each time after the thirty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until forty-eight months from the closing of the IPO, provided that the Sponsor (or one or more of its Affiliates, members or third-party designees) (the “Lender”) will deposit US$25,000 into the Trust Account for each such monthly extension, for an aggregate deposit of up to US$275,000 (if all eleven additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will repay the amounts loaned under the promissory note. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

(b)	Article 49.8(a) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination or: (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination by February 4, 2025, or such later time as the Members may approve in accordance with the Articles; and/or”

(c)	Article 49.10(b) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10(b):

“vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time we have to consummate a business combination beyond February 4, 2025 or (y) amend this Article 49.10.”

Proposal No. 2 - The Founder Share Amendment Proposal - RESOLVED, as a special resolution that:

(a)	Article 17.2 of the Company’s Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 17.2:

“Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof, or (b) in connection with the consummation of a Business Combination.”

(b)	Article 17.3 of the Company’s Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 17.3:

“Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued, by the Company in excess of the amounts offered in the IPO and in connection with the consummation of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at an adjusted ratio so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20 per cent of the sum of: (a) the total number of Class A Shares and Class B Shares issued and outstanding upon completion of the IPO, plus (b) the total number of Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued, or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, its Affiliates or any Director or Officer upon conversion of working capital loans.”

(c)	Article 49.10 of the Company’s Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10:

“Except in connection with the conversion of Class B Shares into Class A Shares pursuant to the Class B Ordinary Share Conversion Article hereof where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a) receive funds from the Trust Account; or

(b) vote as a class with Public Shares on a Business Combination.”

/s/ Alec Pultr

Alec Pultr
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 5th day of February 2024.

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